SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição’s 6th Periodic Rate Review Cycle

Copel (“the Company”) hereby informs its shareholders and the market in general that the National Electric Energy Agency (“Aneel”), after evaluating and proposing the rate adjustment under the 6th Periodic Tariff Review (“RTP”) cycle, approved, at its 10th Ordinary Public Deliberative Session, held today, the new tariff structure for Copel Distribuição, a wholly-owned subsidiary of the Company, setting the net Regulatory Asset Base (“RAB”) at R$ 19,936.2 million, reflecting the recognition of prudent investments made by Copel Distribuição in electric assets over the past five years.

The average effect of the RTP is expected to be 20.51% for consumers, effective as of June 24, 2026, with an average of 21.87% for high-voltage customers and 19.85% for low-voltage customers.

Item	Breakdown of the Rate Adjustment
Adjustment to Parcel B	8.58%
Adjustment of Parcel A and Financial Components*	20.19%
Rate Deferral	-8.26%
Average Effect	20.51%

*Includes the financial components of the current rate review process and adjustments from the previous process, excluding the effect of the R$ 1.3 billion deferral.

The Company also presents the following highlights regarding the rate review process:

Parcel B: consists of return on capital, operating costs, the annual cost of movable and immovable facilities (CAIMI), depreciation, among others, totaling R$ 5,720.9 million. The information below summarizes the components of Parcel B:

R$ million

Description	5th RTP Cycle (2021)*	6th RTP Cycle (2026)*
Return on Capital**	R$ 984.4	R$ 2,530.6
Regulatory Depreciation (QRR)***	R$ 438.2	R$ 1,004.6
Operating Costs	R$ 1,464.2	R$ 2,238.3
CAIMI	R$ 241.2	R$ 422.7
UD+ER+OR****	(R$ 275.9)	(R$ 475.3)

*Technical Notes 135/2021 and 100/2026

**Includes compensation from the total net base, special obligations, and the RGR/PLPT balance.

*** Regulatory depreciation rate of 3.73% in 2021, rising to 3.88% in 2026.

**** Demand Overrun, Reactive Surplus, and Other Revenues.

Factor X: set at 0.95% based on potential productivity gains, consistent with market growth, changes in technical and commercial quality indicators, and the trajectory of operating costs.

Parcel A: comprises costs related to sector-specific charges, transmission, power generation, and unrecoverable revenues, totaling R$ 12,224.4 million, of which (i) R$ 4,600.7 million relates to sector-specific charges, (ii) R$ 2,441.8 million to transmission costs, (iii) R$ 5,064.3 million to power purchase costs, and (iv) R$ 117.6 million relates to unrecoverable revenues.

The item will be included on the agenda of ANEEL’s subsequent regular public meeting for decision-making ratification.

Curitiba, June 23, 2026

Felipe Gutterres

Vice President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 23, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.